UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On May 26, 2021, CEMEX, S.A.B. de C.V. (NYSE:CX) (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that Fitch Ratings (“Fitch”) has affirmed CEMEX’s Long-Term Foreign and Local Currency Issuer Default Ratings (IDRs) at ‘BB-’. Additionally, Fitch has upgraded CEMEX’s National Scale Long-Term Rating to ‘A(mex)’ from ‘A-(mex)’ and affirmed CEMEX’s National Scale Short-Term rating at ‘F1(mex)’. Fitch has also revised CEMEX’s Rating Outlook of the long-term ratings from Negative to Stable.

According to Fitch, the revision of the Rating Outlook and the upgrade of the National Scale Rating reflects the ‘stronger than expected’ operating cash flow generation during 2020-2021 by CEMEX, primarily due to the increase in home improvement spending and residential construction, notably in Mexico and the United States. To review Fitch’s full commentary, please visit Fitch’s web page in the following link: https://www.fitchratings.com/research/corporate-finance/fitch-affirms-cemex-idrs-at-bb-outlook-revised-to-stable-25-05-2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: May 27, 2021	By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller

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